UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2020

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Equinor files Form 20-F and presents annual and sustainability reports for 2019

In accordance with the New York Stock Exchange Listed Company Manual, Equinor ASA (NYSE:EQNR) announces that on 20 March 2020 it will file with the Securities and Exchange Commission its 2019 Annual Report on Form 20-F that included audited financial statements for the year ended December 31, 2019.

The Equinor 2019 Annual Report and Form 20-F, which includes the 2019 Annual Report on Form 20-F, and 2019 Sustainability Report may be downloaded from Equinor’s website at www.equinor.com. References to this document or other documents on Equinor’s website are included as an aid to their location and are not incorporated by reference into this document. All SEC filings made available electronically by Equinor may be obtained from the SEC’s website at www.sec.gov.

Shareholders may also request a hard copy of the annual report free of charge at www.equinor.com.

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Contacts

Investor relations

Peter Hutton, senior vice president Investor Relations,

+44 7881 918 792 (mobile)

Press

Bård Glad Pedersen, vice president Media Relations,

+47 918 01 791 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: March 20, 2020	/s/ LARS CHRISTIAN BACHER
Lars Christian Bacher
Chief Financial Officer